FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February 1, 2008 to February 29, 2008

CITYVIEW CORPORATION LIMITED
SEC File No. 00028794

Level 9, 28 The Esplanade, Perth Western Australia 6000

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F.....................☑.................	Form40-F.............................

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes....................	No....................

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-....................

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITYVIEW CORPORATION LIMITED

(Registrant)

Dated: March 14, 2008

(Signed by)
P M SMYTH
Chief Executive

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

LIST OF AUSTRALIAN STOCK EXCHANGE (“ASX”) DOCUMENTS

For the month of February 1, 2008 to February 29, 2008

723	Longonjo update
724	Technical team to Angola

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	February 7, 2008

ANGOLA: LONGONJO UPDATE

Below is an update to the Longonjo Project geological report that was filed on February 1, 2008.

Within the Longonjo metals licence area of 3,764 square kilometres, two key targets have been identified: Catabola (copper-gold) and Longonjo Carbonatite (rare earths). A double barrel wire line drill rig of 47.6 mm core size and manned by a Brazilian crew is now on site at Catabola.

The dry season, which is the ideal drilling time, is April to October. However in order to fast track the programme and despite very difficult weather conditions, CityView successfully mobilised during the wet season.

A test well is currently in progress, with JORC drilling due to commence later this month upon arrival of the Aurum geologists.

Initially twenty exploration holes of up to 150 metres each will be drilled across Cassenha Hill, the main target area at Catabola. The mineralised zones at Catabola are represented by a number of parallel veins: the eastern group of veins run for approximately 350 metres along strike, with an overall width of 70 metres: in the west, a single vein outcrops for more than 650 metres with a width of 10-12 metres.

The objective of the Catabola drilling programme is to test the extent of mineralisation to a vertical depth of approximately 150 metres.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

Following the discovery of several new mineralised zones to the south of Catabola, a geological mapping and geophysical prospecting programme will also be carried out to extend the known mineralisation and find similar mineralised structures.

Upon completion of the Catabola drilling, the rig will be moved to Longonjo Carbonatite for the drilling of eight exploration holes of approximately 100 metres each on the southern part of the Chimbulundu Hill.

CityView controls a 79% working interest in Longonjo, with the remaining 21% held by Fortitude Minerals Limited (“Fortitude”). Fortitude has 41,543,885 shares on issue (US$1.39 per share) of which 7,518,885 are held by CityView.

CityView plans to transfer its 79% interest in Longonjo and Ucua to Fortitude for an allotment of 15 million Fortitude shares. This will increase CityView’s holding in Fortitude to 39.4%, being 22,518,885 shares (Aus$34.6 million : US$31.3 million) out of a projected total of 57,193,885 shares. In order to consolidate its ownership of Fortitude, CityView intends to continue to lift its holding in Fortitude through a combination of share acquisitions and subscriptions.

Fortitude controls 15,000 square kilometres of prime mineralised areas in Angola which include five copper licences running along the western seaboard of Angola. With the arrival of a second rig, drilling of the principal target Cachoeiras de Binga is scheduled to commence by May 2008. The objective is to confirm the 6,000 metres of historical drilling to a JORC standard in order to complete a bankable feasibility for production of copper.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

The following drillholes are planned at Catabola

				Arimuth (True)
Hole ID	X	Y	Depth		Dip
CAT001	507035	8550915	100	50	-45
CAT002	507082	8550956	130	50	-45
CAT003	507064	8550869	100	45	-45
CAT004	507115	8550920	130	45	-45
CAT005	507089	8550842	80	40	-45
CAT006	507126	8550885	150	40	-45
CAT007	507114	8550785	110	47	-45
CAT008	507165	8550838	130	47	-45
CAT009	507119	8550738	110	47	-45
CAT010	507183	8550800	130	47	-45
CAT011	507194	8550733	100	27	-45
CAT012	507227	8550797	130	27	-45
CAT013	507264	8550708	100	20	-45
CAT014	507289	8550772	130	20	-45
CAT015	507353	8550698	90	10	-45
CAT016	507361	8550745	130	10	-45
CAT017	507417	8550692	90	5	-45
CAT018	507420	8550740	130	5	-45
CAT019	507472	8550690	90	3	-45
CAT020	507474	8550739	130	3	-45
Co-ordinates in Angola/Clarke 1880, Camacupa UTM 33/S

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

ASX:	CVI
NASD OTCBB:	CTVWF
FSE:	C4Z

ASX / MEDIA RELEASE	February 21, 2008

Technical team to Angola

CityView advises that following the meeting in Lisbon this week with its Angolan co-venturers, a full technical team is en route to Luanda. The team is headed by Mr Conrad Maher, the Chairman of CityView’s Advisory Board, and will evaluate the data on the designated onshore and offshore oilfields. Upon conclusion of the recommendation of the Advisory Board, it is the intention of the parties to proceed to definitive contract.

Accompanying Conrad Maher’s oil and gas team is a mining team chaired by Mr Ian Egan who are preparing the Fortitude work programme: a key priority being to complete a mining feasibility study on Cachoeiras as quickly as possible. The Aurum geological team has already departed for Angola to be on site to supervise the JORC drilling at Longonjo.

Whilst in Luanda the mining technical team will be evaluating the kimberlite and alluvial diamond concessions being offered to CityView. This will entail a complete review of the production plan including the proposed operating plant and onsite facilities and representation offices in Luanda.

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634

INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION (“ASIC”)

For the month of February 1, 2008 to February 29, 2008

PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION

Level 9, 28 The Esplanade, Perth, Western Australia, 6000
PO Box 5643 St George’s Terrace, Perth, Western Australia, 6831
Telephone: (61-8) 9226 4788 Facsimile: (61-8) 9226 4799
Email: info@cityviewcorp.com Web: www.cityviewcorp.com
ABN: 59 009 235 634 ACN: 009 235 634